77D Policies with respect to security investments:

The PIMCO Fundamental IndexPLUS Fund and the PIMCO Fundamental IndexPLUS TR Fund (the "Fundamental IndexPLUS Funds") - Investment Guideline Changes:

Prior to October 15, 2006, the Fundamental IndexPLUS Funds sought to achieve their investment objectives through investing under normal circumstances substantially all of their assets in derivatives based on the FTSE RAFI 1000 Index, backed by a portfolio of fixed income securities. However, effective October 15, 2006, the Fundamental IndexPLUS Funds now seek to achieve their investment objectives through investing under normal circumstances substantially all of their assets in derivatives based on an enhanced, performance recalibrated version of the FTSE RAFI 1000 Index ("Enhanced RAFI 1000"), backed by a portfolio of fixed income securities.

All applicable Funds - Investment Guideline Change:

Effective March 23, 2007, PIMCO Funds has changed its policies so that each serires of PIMCO Funds (each a "Fund") is now permitted to use the ratings assigned by Fitch, Inc. for purposes of credit quality investment restrictions (if any). Prior to March 23, 2007, each Fund used ratings from Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Service ("S&P"), or, if unrated, PIMCO's determination of comparable quality to a rated security for purposes of credit quality investment restrictions (if any). Effective, March 23, 2007, a Fund's credit quality restrictions (if any) are now based on the ratings of Moody's, S&P or Fitch, or if unrated, PIMCO's determination of comparable quality to a rated security.